BRANDON J. CAGE

Vice President and Managing Counsel

Writer's Direct Number: (205) 268-1889

Facsimile Number: (205) 268-3597

Toll-Free Number: (800) 627-0220

October 5, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Protective Life Insurance Company

Post-Effective Amendment No. 12 to the Registration Statement for

Protective Strategic Objectives II VUL (File No. 333-232740) funded by Protective

Variable Life Separate Account (File No. 811-07337)

Request for Withdrawal of Post-Effective Amendment

Commissioners:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Protective Life Insurance Company respectfully requests that the Securities and Exchange Commission (“SEC”) consent to the withdrawal of Post-Effective Amendment No. 12 (“Amendment”) to the above referenced Registration Statement as filed with the SEC on September 15, 2023 (Accession No. 0001104659-23-101158).

We request withdrawal of the Amendment since we will not proceed with the product modifications within the time frame indicated in the Amendment. As a result, we respectfully request withdrawal of the Amendment effective as of the date hereof or at the earliest practicable date hereafter.

The Amendment is not effective and no securities have been sold in connection with the Amendment. Please note that we are filing this request for a withdrawal of the above referenced Amendment only and are not withdrawing the entire Registration Statement.

If you have any questions, or require any additional information, please contact me at (205) 268- 1889. We thank you for your assistance with this filing.

Very truly yours,

/s/ Brandon J. Cage. Esq.

Brandon J. Cage, Esq.